

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Bian Fan
Chief Executive Officer
DT Cloud Star Acquisition Corporation
175 Pearl Street, Floors 1 through 3
Brooklyn, NY 11201

> **Re: DT Cloud Star Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2024**
> **File No. 333-278982**

Dear Bian Fan:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Financial Statements, page F-1

1. Please update your filing to include interim financial statements as of a date no more than 134 days before the effective date of the registration statement.

Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Dan Ouyang, Esq.